Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

NEWS RELEASE

FOR IMMEDIATE RELEASE

X-energy Announces Appointments of Christopher Ginther and Kathleen Hyle to Board of Directors

ROCKVILLE, Maryland, February 8, 2023 – X-Energy Reactor Company, LLC (“X-energy” or the “Company”), a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation, today announced the appointments of Christopher Ginther and Kathleen Hyle to the Company’s Board of Directors (the “Board”), effective immediately. Ginther is Executive Vice President of Business Strategy and Commercial Management at Ontario Power Generation (“OPG”), one of the largest clean power producers in North America. Hyle currently serves on the board of directors for AmerisourceBergen Corporation (NYSE: ABC) and Bunge Limited (NYSE: BG), where she also serves as Board Chair.

“We are pleased to welcome Chris and Kathleen to the Board during a time of significant growth for our Company,” said X-energy founder and Executive Chairman Kam Ghaffarian. “Their extensive leadership experience across industries and in various corporate governance and oversight roles will bring important expertise to our Board as we transition to a public company. With their thorough knowledge and understanding of the nuclear and energy sectors, both will be instrumental in guiding X-energy through our next phase of advanced nuclear energy business growth.”

Ginther joins X-energy’s Board following a total of $40 million in private investments OPG has made in X-energy since 2021, including a $30 million investment in December 2022, and a previously announced OPG commercial partnership with X-energy to pursue opportunities to deploy X-energy’s advanced reactors at industrial sites in Canada. As an energy supplier for Canada’s most populous province, OPG is a globally recognized leader in the development and production of clean energy and nuclear energy projects. OPG has identified small modular nuclear reactors as a core component of its strategy to achieve net-zero emissions by 2040.

“As a clean power operator, investor, and owner, OPG believes X-energy’s innovative technology and approach are well placed to advance the global delivery of nuclear energy at scale,” said Ginther. “OPG is proud to be a leader in the development and deployment of clean energy projects, and we are excited to provide financial and strategic support for its decarbonization commitments. I look forward to joining X-energy’s Board and working closely with the other directors and the management team to realize the Company’s vision.”

As a senior executive at OPG, Ginther is responsible for the company’s business strategy, development, commercial structuring, negotiations, and commercial positioning in support of OPG’s growth strategy. Ginther began his legal career at Torys LLP in Toronto. He has served as Vice President and General Counsel at BCE/Bell and Chief Legal Officer at Ontario Lottery and Gaming Corporation. Ginther received his Bachelor of Arts Degree from the University of Western Ontario in 1983 and graduated from Osgoode Hall Law School in 1986. He received his Master of Laws Degree from Osgoode Hall in 1999.

Hyle brings a wealth of public company governance, operational and financial leadership experience to X-energy. Notably, she held multiple senior positions at Constellation Energy Corporation, where, until her retirement, she served as Senior Vice President and Chief Operating Officer of Constellation Energy Resources, as well as Chief Financial Officer for Constellation Energy Nuclear Group. She also previously served as Chief Financial Officer for ANC Rental Corp., and held the role of Treasurer at both AutoNation, Inc. and Black & Decker Corporation. She holds a Bachelor of Arts in Accounting from Loyola College, Baltimore, Maryland, and is a Certified Public Accountant.

“I believe X-energy is uniquely positioned to lead the transition to a zero-carbon economy through the deployment of its more advanced nuclear technology,” said Hyle. “X-energy represents a tremendous opportunity to support people, businesses, and communities around the world with clean, reliable energy. It is essential to quickly bring these advancements to the market, and I am honored to help guide X-energy forward in its journey to become a publicly-traded leader in the clean energy generation market.”

As previously announced on December 6, 2022, X-energy has entered into a definitive business combination agreement with Ares Acquisition Corporation (NYSE: AAC) (“AAC”), a publicly-traded special purpose acquisition company. Upon the closing of the transaction, which is expected to be completed in the second quarter of 2023, the combined company will be named X-Energy, Inc. and its common equity securities and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

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About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with other SMRs and conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC has filed the registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on January 25, 2023, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

or

Brittany Cash

+1-212-301-0347

media@aresmgmt.com